November 28, 2007

Mail Stop 4561

Mr. Howard M. Sipzner
Chief Financial Officer
Brandywine Realty Trust
555 East Lancaster Avenue
Radnor, PA 19087

Re: Brandywine Realty Trust
        Form 10-K for the year ended December 31, 2006
        Filed March 1, 2007
        File No. 1-09106

Dear Mr. Sipzner:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant